FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2012

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK plc
Board Changes

Santander UK plc has today announced the appointments of Bruce Carnegie-Brown and Antonio Escámez Torres as Non-Executive Directors of the Board with effect from 1 October 2012.

These appointments have been approved by the FSA.

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Communications)	020 7756 5536
James S. Johnson	(Head of Investor Relations)	020 7756 5014
For more information contact:	ir@santander.co.uk

Notes to Editors:

1.
Bruce Carnegie-Brown is currently the senior independent director of Close Brothers Group plc and Catlin Group Limited; and is a non-executive director of Moneysupermarket.com Group PLC. Formerly he was with 3i Group, Marsh & McLennan and JP Morgan.

2.
Antonio Escámez Torres was a Board member of Banco Santander, S.A. from 1999 to March 2012 and, until 2002, held various executive roles within the Banco Santander Group.  He has nearly 40 years of experience in Financial Services, undertaking a variety of executive and Director level roles across a number of international jurisdictions.  He is currently Chairman of Santander Consumer Finance, Arena Media Communications, Openbank, Banco Santander Foundation and Spain-India Council Foundation; Vice Chairman of Attijariwafa Bank, Morocco and Konectanet Group; and a member of the board of trustees of the Casa Árabe and the International Advisory Board.

Additional information about Santander UK and Banco Santander

Santander UK is a subsidiary of Banco Santander (SAN.MC, STD.N). Banco Santander is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Banco Santander is the largest bank in the euro zone and is among the fifteen largest in the world by market capitalization. Founded in 1857, Banco Santander had EUR 1.383 trillion in managed funds, more than 102 million customers, 14,760 branches – more than any other international bank – and 193,000 employees at the close of 2011. It is the largest financial group in Spain and Latin America. Furthermore, it has significant positions in the United Kingdom, Portugal, Germany, Poland and the U.S. northeast. Santander Consumer Finance operates in the Group’s core markets as well as in the Nordic region. In 2011, Banco Santander registered EUR 7,021 million in recurring net profit.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. With 1,312 branches (including agencies), 33 regional business centres and 25,000 employees (on a group basis), Santander UK serves more than 25 million customers at 30 June 2012.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 25 September 2012	By / s / Jessica Petrie (Authorised Signatory)